                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)*


                           MAXICARE HEALTH PLANS, INC.
--------------------------------------------------------------------------------

                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                    577904204
           ----------------------------------------------------------

                                 (CUSIP number)

                              Arthur G. Epker, III
                                 Vice President
                          Par Capital Management, Inc.
                        One Financial Center, Suite 1600
                                 (617) 526-8990
--------------------------------------------------------------------------------

(Name, address and telephone number of person authorized to receive notices and communications)

                                  June 22, 1998
     -----------------------------------------------------------------------

             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)

                               (Page 1 of 8 Pages)

                        --------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  577904204                                          Page 2 of 8 Pages
-----------------------------------------         -----------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Investment Partners, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                       (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   795,000

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               None

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   795,000

         WITH              10    SHARED DISPOSITIVE POWER

                                 None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             795,000 shares of Common Stock

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4%

    14       TYPE OF REPORTING PERSON *

             PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  577904204                                          Page 3 of 8 Pages
-----------------------------------------         -----------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Group, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                       (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   795,000

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               None

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   795,000

         WITH              10    SHARED DISPOSITIVE POWER

                                 None


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             795,000 shares of Common Stock

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4%

    14       TYPE OF REPORTING PERSON *

             PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 577904204                                           Page 4 of 8 Pages
-----------------------------------------         -----------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Capital Management, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                       (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   795,000

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               None

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   795,000

         WITH              10    SHARED DISPOSITIVE POWER

                                 None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             795,000 shares of Common Stock

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4%

    14       TYPE OF REPORTING PERSON *

             CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                  PIP purchased 795,000 shares of Common Stock of the Issuer in open market transactions. The sole source of the funds used in making purchases of the Common Stock was the PIP cash account. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. No source of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act. The amount of funds used in making the purchases is set forth in Item 5.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) As of the date of this statement, PIP beneficially owns and PAR Group and PAR Capital may be deemed to beneficially own 795,000 shares of the Common Stock of the Issuer, representing approximately 4.4% of the number of shares of Common Stock of the Issuer currently outstanding. The number of shares of Common Stock of the Issuer believed to be outstanding as of March 25, 1998, as reported in the Form 10-K of the Issuer for the year ending December 31, 1997 (which is the most recently available filing by the Issuer with the Commission) is 17,925,381. The total amount of funds used in purchasing the 795,000 shares of Common Stock was $10,118,937.50.

                  To the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group or PAR Capital, nor any officer or director of PIP, PAR Group or PAR Capital beneficially owns any other shares of Common Stock of the Issuer.

                  Set forth below is the aggregate number of shares and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by PIP and (ii) to the knowledge of PIP, PAR Group and PAR Capital, by each other person or entity that may be deemed to be a member of a group with PIP, PAR Group and PAR Capital for the purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder:



                                          Number of                               Number of
                      Aggregate         Shares: Sole         Number of         Shares: Sole or
                        Number            Power to         Shares: Shared      Shared Power to             Approx.
 FILING PARTY         of Shares             Vote           Power to Vote          Dispose                Percentage*
 ------------         ---------             ----           -------------          -------                -----------
Paul R. Dupee          327,100           327,100                    0             327,100                    1.82%
(1)

J. O. Hambro           480,200                 0              480,200             480,200                     2.7%
Capital
Management
(1)


                                     5 of 8


                                          Number of                               Number of
                      Aggregate         Shares: Sole         Number of         Shares: Sole or
                        Number            Power to         Shares: Shared      Shared Power to             Approx.
 FILING PARTY         of Shares             Vote           Power to Vote          Dispose                Percentage*
 ------------         ---------             ----           -------------          -------                -----------
North Atlantic         305,000                   0            305,000             305,000                     1.7%
Smaller
Investment
Trust (1)

American                90,000                   0             90,000              90,000                     0.5%
Opportunity
Trust (1)

Franklin             1,789,779                   0          1,789,779           1,789,779                      10%
Resources,
Inc. (1)

Heartland            3,496,400           3,308,300                  0           3,496,400                    19.5%
Advisors, Inc.
(1)

King                   922,270             846,662                                992,270                     5.5%
Investment
Advisors, Inc.
(1)

Snyder Capital       2,053,700             117,500          1,811,800           2,053,700                    11.5%
Management,
L.P. (1)

Par Investment         795,000             795,000                  0             795,000                     4.4%
Partners LP
(1)

* Based on 17,925,381 shares of Common Stock, par value $.01 per share, outstanding as of March 25, 1998, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1997.

     (1) These entities may be deemed to be part of a group with PIP within the meaning of Rule 13d-3 under the Exchange Act by virtue of (a) in the case of J.O. Hambro Capital Management, North Atlantic, Opportunity and Dupee, the fact that they are signatories to the Settlement Agreement, and (b) with respect to PIP, PAR Group and PAR Capital and the other entities, by virtue of their having entering into Voting Agreements with the Issuer provided for in the Settlement Agreement. Since the Voting Agreement was executed, PIP, PAR Group and PAR Capital have not acted in concert with any such persons or entities in connection with the Issuer or its Common Stock, and do not believe that the execution of the Voting Agreement makes the entities a group within the meaning of Rule 13d-3 under the Exchange Act. Accordingly, PIP, PAR Group and PAR Capital do not believe they are members of a group

                                     6 of 8
that includes such entities and disclaims beneficial ownership of the shares owned by such entities. Information regarding the share ownership of such entities is based on their most recent Statement on Schedule 13D or 13G and amendments thereto and may not be current.

                  (c) Except for the purchase of the securities reported above, to the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group and PAR Capital, nor any officer or director of PAR Capital has effected any transactions in the Common Stock during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.


                                     7 of 8

                                    SIGNATURE

     After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 1998

                               PAR INVESTMENT PARTNERS, L.P.
                               By:      PAR GROUP, L.P.
                                        its general partner
                               By:      PAR CAPITAL MANAGEMENT, INC.
                                        its general partner

                               By:      /s/ Arthur G. Epker, III, Vice President
                                        ----------------------------------------
                                        Arthur G. Epker, III, Vice President


                               PAR GROUP, L.P.
                               By:      PAR CAPITAL MANAGEMENT, INC.,
                                        its general partner

                               By:      /s/ Arthur G. Epker, III, Vice President
                                        ----------------------------------------
                                        Arthur G. Epker, III, Vice President


                               PAR CAPITAL MANAGEMENT, INC.

                               By:      /s/ Arthur G. Epker, III, Vice President
                                        ----------------------------------------
                                        Arthur G. Epker, III, Vice President




                                     8 of 8